Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Subject Company’s Commission File Number: 001-36239

July 25, 2022

PotlatchDeltic Corporation (“PotlatchDeltic”) posted material to its website that includes the following slide relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.:

CATCHMARK MERGER UPDATE The combination creates significant strategic and financial opportunities beyond what could be achieved by either company on a stand-alone basis. Merger is expected to close in Q3 2022. KEY MERGER TERMS STRATEGIC RATIONALE FINANCIAL RATIONALE Merger Structure Diversified timberland ownership of ~2.2 Combined market capitalization of $4 billion and • Stock-for-stock merger with 0.23 PCH million acres with ~70% located in enterprise value over $5 billion1 shares issued for each CTT share strengthening southern markets • Pro forma ownership: PCH Stockholders 86%, CTT stockholders 14% Compelling annual CAD2 synergies of $16 million Remain top-ten U.S. lumber producer with capacity of 1.1 BBF (run rate basis) Management & Board • Chairperson: Mike Covey • President & CEO: Eric Cremers Broader real estate opportunities, including Accretive to CAD per share in the first full year3 • 10 member Board of Directors: 9 from natural climate solutions PCH; 1 from CTT Significant cash flow accretion Remain the timber REIT with the most Location & Name leverage to lumber prices and aligned with • Corporate headquarters: Spokane, WA robust industry fundamentals Strong balance sheet and credit metrics • Regional office maintained in Atlanta, GA • Name: PotlatchDeltic Corporation (Nasdaq: PCH) Expanded bolt-on growth opportunities Remain committed to investment grade rating Key Closing Condition: CatchMark stockholder approval • Form S-4 filed July 11, 2022 • Expect merger to close Q3 2022 1 | Pro forma based on PotlatchDeltic’s stock price as of May 27, 2022 and the respective companies’ debt and cash balances as of March 31, 2022. 2 | Non-GAAP measure; see appendix for definition. 1 3 | Assuming full run-rate synergies and excluding costs to achieve the synergies.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a draft prospectus of PotlatchDeltic and also includes a draft proxy statement of CatchMark. After the Registration Statement has been updated by an amendment and declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus related to the proposed merger contains important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by PotlatchDeltic with the SEC through the website maintained by the SEC at www.sec.gov or by contacting PotlatchDeltic’s Investor Relations by telephone at (509) 835-1521 or by mail at 601 West First Avenue, Suite 1600, Spokane Washington 99201. In addition, investors will be able to obtain free copies of the documents filed with the SEC on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference).

The Company and its directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s reports filed with the SEC, including its annual report for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.